3-31-02



02030008



FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

Pechiney
(Translation of Registrant's Name Into English)

7, Place du Chancelier Adenauer
75218 Paris Cedex 16
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure:

A press release dated March 28, 2002 announcing the results of the Ordinary and Extraordinary Shareholders' Meeting.



PECHINEY HOLDS ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING

Paris, March 28, 2002 -- Pechiney (NYSE: PY) today held its Ordinary and Extraordinary Meeting of Shareholders, chaired by Jean-Pierre Rodier, Chairman and Chief Executive Officer.

Approval of resolutions

The Shareholders' Meeting approved the parent company statutory accounts and examined the consolidated financial statements for the year 2001.

The Shareholders' Meeting approved the payment of a net dividend of EUR 1.00 per common share "A". A tax credit (*avoir fiscal*) of EUR 0.50 will be added to this amount, bringing the total to EUR 1.50 per common share "A". Preferred shares "B" will receive a net dividend of EUR 1.79, which consists of the priority dividend of 1,45 euro increased by an additional dividend of 0.34 euro, to which a tax credit (*avoir fiscal*) of EUR 0.89 will be added, bringing the total to EUR 2.68. The ex-dividend date is May 7, 2002.

Other resolutions, which have been passed include a renewal of the authorisation already granted regarding repurchase of shares and increase in share capital, the increase of the amount up to which debt securities may be issued. The shareholders' meeting also approved the employee stock purchase plan under which employees of subsidiaries located in the United States participated to the employee shareholding operation achieved on January 24, 2002, as well as various amendments to the *by-laws* in order to harmonize the *by-laws* with the new applicable laws and, to a lesser extent, make certain changes specific to Pechiney.

Recent performance and prospects

In his speech, the Chairman and Chief Executive Officer stated:

"*Judging from the first few months of 2002, the group continues to feel that this year's earnings from operations should be close to those of 2001. As expected, the first quarter was marked by a difficult economic environment and by realised aluminium prices below those of the last quarter of 2001. More recently, some signs of improvement in our order books in North America have been noticed, while the economic backdrop in Europe remains generally poor. Such developments would tend to strengthen the group's confidence in its yearly target, which relies on rather conservative economic assumptions. The group can therefore confidently pursue its strategy and, in particular, the implementation of its Continuous Improvement System, which should yield its first gains as soon as in 2002. Finally, a significant step in the process of establishing an aluminium smelter using our new AP50 technology has been made thanks to an agreement reached in South Africa in respect of an energy supply contract. This project is a key component of Pechiney's primary aluminium growth strategy.*"

Pechiney Investor Relations contacts:

Charles L. Ranunkel : Tél. : 01 56 28 25 07
Catherine Paupelin : Tél. : 01 56 28 25 08
Jérôme Gaudry : Tél. : 01 56 28 25 23
Fax : 01 56 28 33 38

PECHINEY
7, place du Chancelier Adenauer
75116 Paris

E-mail : Pechiney-IR-Team@pechiney.com
Internet : http://www.pechiney.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PECHINEY

Date: March 29, 2002

By: 

Name: Olivier Mallet
Title: Chief Financial Officer